Exhibit (a)(6)(B)

EFiled: Feb 22 2005 11:43AM EST
Filing ID 5187976

[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

x
:
PAULENA PARTNERS LLC on behalf of
itself and all others similarly situated,	:

Plaintiff,	:	C.A. No.

:
v.
:

EON LABS INC., THOMAS STRUNGMANN,	:
BERNHARD HAMPL, MARK R. PATTERSON,
FRANK F. BEELITZ, DOUGLAS M. KARP,	:
NOVARTIS A/G, NOVARTIS CORPORATION
and ZODNAS ACQUISITION CORPORATION	:

Defendants.	:
x

CLASS ACTION COMPLAINT

Plaintiff, as and for its class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, as follows:

NATURE OF THE ACTION

1.             This is a stockholder class action brought by plaintiff on behalf of the public shareholders of Eon Labs, Inc. (“Eon” or the “Company”) common stock against the Company and its directors and others to enjoin defendants from causing the Company to be acquired by Novartis A/G (“Novartis”), Novartis Corporation (“Novartis US”) and Zodnas Acquisition Group (“Zodnas” or “MergerSub”) at an inadequate consideration.

PARTIES

2.             Plaintiff Paulena Partners, LLC has been the beneficial owner of the Company common stock at all relevant times and continues to be the beneficial owner of such shares.

3.             Eon is a Delaware corporation with its principal place of business at 227-15 North Conduit Avenue, Laurelton, New York, 11413.  The Company is a generic pharmaceutical company engaged in developing, licensing, manufacturing, selling and distributing a broad range of prescription pharmaceutical products primarily in the United States.  For the year ended December 31, 2003, the Company generated sales and operating income of approximately $329.5 million and $115.3 million, respectively, and had total assets of approximately $441.5 million.

4.             Defendant Thomas Strüngmann, Ph.D. (Strüngmann) has served as the Company’s Chairman of the Board since September 1995.  In addition, Dr. Strüngmann co-founded Hexal AG in 1986 and has served as its Co-Chief Executive Officer and Co-President since then.

5.             Defendant Bernhard Hampl, Ph.D. (Hampl) has served as the Company’s Chief Executive Officer since October 1995 and a Director since September 1995.  In January 1996, Dr. Hampl became the Company’s President. From May 1995 to October 1995, Dr. Hampl was employed by Hexal AG to evaluate the possibility of establishing a U.S. subsidiary.

6.             Defendant Mark R. Patterson (Patterson) has served as a Director of the Company since October 2002.

7.             Defendant Frank F. Beelitz (Beelitz) has served as a Director of the Company since February 2002.

8.             Defendant Douglas M. Karp (Karp) has been a Director since October 2002.

9.             Defendant Novartis, headquartered in Basel, Switzerland, was created in 1996 from the merger of the Swiss companies, Ciba-Geigy and Sandoz.  Novartis is a world leader in the research and development of products to protect and improve health and well-being.  Its core businesses are in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2003, Novartis’s businesses achieved sales of USD 24.9 billion and a net income of USD 5.0 billion.

10.           Defendant Novartis US is the North American headquarters of Novartis with its principal place of business located at 608 5th Ave. New York, New York 10020.

11.           Defendant Zodnas is a Delaware corporation and an indirect wholly owned subsidiary of Novartis US.

12.           The defendants identified in paragraphs 4 through 8 collectively constitute the entirety of The Company’s board of directors. These 5 individuals are hereinafter referred to collectively as the “Individual Defendants.”

13.           As of April 27, 2004, defendant Strungmann, through Santo Holding GmbH (“Santo”), a German company, owned approximately 67.7% of Eon’s outstanding common stock and is therefore Eon’s majority stockholder.

14.           The Individual Defendants, by virtue of their positions as officers and/or directors of the Company, and/or as the Company’s majority stockholder, stand in a fiduciary relationship to the Company’s public stockholders and owe them the highest duties of good faith, fair dealing, due care, loyalty, and full and fair disclosures.

CLASS ACTION ALLEGATIONS

15.           Plaintiff, a shareholder of the Company, brings this action as a class action pursuant to Delaware Rule of Chancery 23 on behalf of itself and all public common stock holders of the Company. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

16.           The members of the Class are so numerous that joinder of all of them would be impracticable.  As of November 8, 2004 the Company had over 88 million shares of common stock outstanding.

17.           Plaintiff’s claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class.  Plaintiff will fairly and adequately protect the interests of the Class.  Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

18.           There are questions of law and fact common to the members of the Class including, inter alia, whether:

(a)           the defendants have and are breaching their fiduciary duties to the detriment of the Company’s shareholders;

(b)           the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

19.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

20.           Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

21.           On February 20, 2005, Eon, Novartis US, Zodnas and Novartis entered into an Agreement (the “Santo Agreement”) pursuant to which Novartis US agreed to purchase, and Santo agreed to sell, all of the 60 million shares of common stock (the “Santo Shares”) of the Company owned by Santo, representing approximately 67.5% of the outstanding shares of Company common stock. Under the terms of the Agreement, Zodnas will commence a tender offer (the “Offer”) for all of the outstanding shares of Company Common Stock other than the Santo Shares, at a price equal to $31.00 per share. The Offer is not conditioned upon any minimum number of shares being lendered, but is contingent upon the contemporaneous (or immediately subsequent) closing of the Santo Agreement.  The closing of the Santo Agreement is further conditioned on the closing another agreement that Novartis AG entered into with Hexal AG (“Hexal”), a German company controlled by Defendant Strüngmann.

22.           Following the completion of the Offer and the purchase of the Santo Shares, if a majority of the public shares are purchased in the Offer, any remaining shares of Company Common Stock will be acquired by Novartis US in a merger (the “Merger”) in which such remaining public shares will be converted into the right to receive $31.00 per share in cash.

23.           Following the consummation of the Offer, Defendant Hampl will serve as Chief Executive Officer of Sandoz U.S., Novartis’ United States generic pharmaceutical business

24.           This offer arrives on the heels of the Company’s announcement that it expected fourth-quarter 2004 net profit of $30.2 million, up 57.3 percent from the year-earlier period, and that diluted earnings per share were expected to be 33 cents compared with 21 cents in the year-earlier quarter.

25.           Recognizing the Company’s strong performance and potential for even greater growth, Novartis, Novartis US, Strungman and Hampl have determined to deny the Company’s public shareholders the opportunity to obtain fair value for their equity interest by proposing a transaction at an inadequate premium, thereby denying the Company’s public shareholders the opportunity to obtain fair value for their equity interest.

26.           The consideration of $31.00 each per share to be paid to Class members is unfair and inadequate consideration because, among other things: (1) the intrinsic value of the Company’s stock is materially in excess of $31.00 per share, giving due consideration to the Company’s prospects for growth and profitability in light of its business, earnings power, present and future; (b) the $31.00 each per share price is not the result of arm’s length negotiations but was fixed arbitrarily by the Company’s majority shareholders to “cap” the market price of the Company and obtain its assets and businesses at the lowest possible price.

27.           The Offer is an attempt by Novartis, Novartis US, Strungman and Hampl to aggrandize themselves at the expense of the Company’s public stockholders.  The proposed acquisition will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Company and its valuable assets, while permitting the defendants to benefit wrongfully from the transaction.

28.           Given Strüngmann’s stock ownership of the Company and its representation on the Board of Directors, it is able to dominate and control the other directors. Under the circumstances, none of the directors can be expected to protect the Company’s public shareholders in a transaction which benefits Strüngmann at the expense of the Company’s public shareholders.

29.           Because of the stock ownership of the Company by Strüngmann, no third party, as a practical matter, can attempt any competing bid for the Company as the success of any such bid would require the consent and cooperation of Strüngmann.

30.           Plaintiff and the other members of the Class will suffer irreparable injury unless defendants are enjoined from breaching their fiduciary duties to the Company’s public shareholders in a proposed transaction which will benefit Novartis, Novartis US, Strungman and Hampl at the expense of the public shareholders.

31.           Plaintiff and other members of the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

(1)           Certifying this action as a class action and plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

(2)           Enjoining the Santo Agreement and the Offer preliminarily and permanently;

(3)           To the extent the Santo Agreement and the Offer are consummated prior to the entry of this Court’s final judgment, rescinding it or granting the Class rescissory damages;

(4)           Awarding plaintiff and the Class compensation for all damages they sustain as a result of defendants’ unlawful contact;

(5)           Directing that the defendants account to plaintiff and the other members of the Class for all profits and any special benefits obtained as a result of their unlawful conduct.

(6)           Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance of attorneys’ fees and expenses; and

(7)           Granting such other relief as the Court may find just and proper.

Dated: February 22, 2005		ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (DSBA No. 2810) 919 Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899

ATTORNEYS FOR PLAINTIFF

THE BRUALDI LAW FIRM

29 Broadway

Twenty Fourth Floor

New York, New York 10006

Telephone (212) 952-0602

Facsimile (212) 952-0608

OF COUNSEL